FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of  December, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

---- -----------------------                ---- ------------------------
 1.  Name of company                         2.  Name of director

     COLT Telecom Group plc                      Hans Eggerstedt
---- -----------------------                ---- ------------------------

 3.  Please state whether notification       4.Name of the registered holder(s)
     indicates that it is in respect of        and, if more than one holder,
     holding of the shareholder named in 2     the number of shares held by
     above or in respect of a                  each of them (if notified)
     non-beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of an non-beneficial
     interest
                                                 Hans Eggerstedt
---- -----------------------               ---- ------------------------

 5.  Please state whether notification     6.Please state the nature of the
     relates to a person(s) connected with  transaction. For PEP transactions
     the director named in 2 above and      please indicate whether general/
     identify the connected person(s)       single co PEP and if discretionary/
                                            non discretionary /non discretionary
                                            Purchase
     -----------------------                ------------------------

 7. Number of shares  8.  Percentage of     9. Number of      10.Percentage of
    /amount of stock      issued class         shares/amount     issued class
    acquired              (any treasury        of stock          (any treasury
                          shares held by       disposed          shares held by
                          company should                         company should
                          not be taken                           not be taken
                          into account                           into account
                          when calculating                       when
                          percentage)                            calculating
                                                                 percentage)

             19,888       <0.01%
----     ------------ ---- ------------  ---- -----------   ---- -------------


11.  Class of      12.  Price per       13.  Date of        14.  Date company
     security           share                transaction         informed
     Ordinary           44.8036 pence        10.12.2004             13.12.2004
---- ------------  ---- ------------  ----   -----------   ----  -------------

15.  Total holding following this            16. Total percentage holding of
     notification                                issued class following this
                                                 notification (any treasury
                                                 shares held by company should
                                                 not be taken into account when
                                                 calculating percentage)

                                   39,094         <0.01 %
-------------------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- -----------------------                ---- ------------------------

17.  Date of grant                          18.  Period during which or date on
---- -----------------------                     which exercisable
                                            ---- ------------------------
19.  Total amount paid (if any) for grant   20.  Description of shares or
     of the option                               debentures involved: class,
                                                 number
     -----------------------                ---- ------------------------
21.  Exercise price (if fixed at time of    22.  Total number of shares or
     grant) or indication that price is to       debentures over which options
     be fixed at time of exercise                held following this
                                                 notification
     -----------------------                ---- ------------------------
23.  Any additional information             24.  Name of contact and telephone
                                                 number for queries
     Open market purchase as part of             Adrian Goodenough 020 7947 1677
     non-executive fees
     -----------------------                ---- ------------------------

25. Name and signature of authorised company official responsible for making this notification

     Adrian Goodenough

Date of notification - 14.12.2004




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 14 December, 2004                              COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary